EQUITY INTEREST PURCHASE AGREEMENT

Transferors: Zhenhua Gao and the other shareholders, totaling 29 people (please refer to Annex)

ID:

Address:

Transferee: Deli Solar Technology Development (Beiing) Co., Ltd.

Address: 28 Feng Tai North Road, Feng Tai District, Beijing

Representative: Deli Du

Tianjin Huaneng Group Energy Equipment Co., Ltd. (hereinafter referred to “Tianjin Huaneng Corporation”) is a limited liability company, incorporated under PRC Corporation Law, with registered (paid in full) capital of RMB 5.94 million, with good standing within the effective period permitted by laws. The Transferors and Transferee are currently shareholders of Tianjin Huaneng Corporation. In order to promote the sustainable development of Tianjin Huaneng Corporation, the Transferors has agreed to subject to and accordance with the terms and conditions of this agreement to transfer their 29.97% of the equity interest in Tianjin Huaneng Corporation. Both parties, under the principles of voluntary, equality, fairness, and integrity, after negotiation, agree as follows:

Article 1: The Subject Transfer, the Purchase Price and the Payment Method

1.  The Transferors hereby agree to transfer 29.97% of the equity interest in Tianjing Huaneng Corporation (the “Equity Interest”) to the Transferee, for RMB 10.68 million (the “Cash Purchase Price”). The Transferee hereby agrees to such price and consideration to purchase the shares. Transferee hereby agrees that within seven days from the signing of this Agreement, the Cash Purchase Price shall be paid to the Transferors in full in cash.

2.  The Transferee herby agrees that upon the effectiveness of this Agreement and the payment of the Cash Purchase Price by the Transferee pursuant to this Agreement, the Transferee shall be entitled the Equity Interest, and the rights and interest of shareholders held by the Transferors shall be terminated.

3.  In consideration of the rights and interests of the Transferors as shareholders and upon the effectiveness of this Agreement and the payment of the Cash Purchase Price by the Transferee pursuant to this Agreement, the Transferee hereby agrees to issue to the Transferors or their designated beneficiaries a total of 1 million warrants to purchase shares of common stock of China Solar & Clean Energy Solutions, Inc., (symbol: “CSOL”) (the “Common Stock”), with a term of five years (the “Warrants”). The exercise price of the Warrants shall be $1.10 US Dollars per share.

Article 2: Representations and Warranties

1.  The Transferors covenant that the Equity Interest is part of the Transferors’ paid-in capital of Tianjin Huaneng Corporation, and the Transferors are the legal owners of the Equity Interest and entitled to the right of disposal of Equity Interest. The Equity Interest is not subject to any judgment, lien, pledge, guaranty or any other encumbrances that may be against the Transferee’s interest. And before the closing of the aforesaid Equity Interest transfer, the Transferors shall not transfer, gift, pledge the Equity Interest or take any action that may result in any encumbrance or restrictions on the Equity Interest. The Transferors covenant that no material indebtedness or pending or existing litigation against Tianjin Huaneng Corporation that has not been disclosed to the Transferee. The Transferors shall be liable for the consequences of the nondisclosure of any of the aforesaid indebtedness or litigation.

2.  The Transferors covenant that all other shareholders of Tianjin Huaneng Corporation have waived their preemptive rights to the Equity Interest.

3.  The Transferee, upon the transfer of the Equity Interest, shall be entitled to the shareholders rights and obligations pursuant to the Articles of Incorporation and Bylaws of Tianjin Huaneng Corporation.

4.  Upon the closing of the transfer of the Equity Interest, the Transferee shall amend the original Articles of Incorporation, organizational agreement and other related documents and undertake the registration procedures for such changes.

5. Tianjin Huaneng Corporation shall be entitled to the rights as a creditor for the loans that it made before the Equity Interest transfer or those it will make after the closing. Tianjin Huanneng Corporation shall also be liable for any indebtedness incurred before or after the aforesaid closing. The Transferee shall be liable for any damages or indemnification which the Transferors shall be jointly liable before the closing. The Transferors shall be entitled to their own right as a creditor or be liable for their personal indebtedness.

Article 3: Profits and Losses Sharing

1.  The Transferee hereby agrees that the Transferors shall be entitled to dividends of RMB 1.6 per share in the undistributed profits as of June 30, 2008 (the “Dividends”). The Dividends shall be paid to the Transferors in the following three installments: (i) on the first anniversary of the effectiveness of this Agreement, pay to the Transferors RMB 0.5 per share; (ii) on the second anniversary of the effectiveness of this Agreement, pay to the Transferors RMB 0.5 per share; and (iii) on the third anniversary of the effectiveness of this Agreement, pay to the Transferors RMB 0.6 per share. The payment of personal income taxes caused by such distribution of Dividends shall be subject to the PRC tax laws and regulations.

2.  The profits that have not been distributed before the Equity Interest transfer (i.e. June 30, 2008), shall be held by Transferee and other shareholders of Tianjin Huaneng Corporation on a pro rata basis.

3, The profits and losses of Tianjin Huaneng Corporation shall be shared by the Transferee and other shareholders on a pro rata basis pursuant to the Articles of Incorporation and Bylaws of Tianjin Huaneng Corporation on and after July 1, 2008.

Article 4: Expenses of Equity Interest Transfer

The costs and expenses incurred as a result of the Equity Interest transfer (including fees, taxes, etc.), shall be borne by both parties, respectively, in accordance with the laws and regulations.

Article 5: Modification and Amendment

Before the change in registration as a result of the Equity Interest transfer has been filed, both parties shall have the right to amend or terminate this Agreement by written agreement, in event of any of the following:

1. Force majeure, or any unpreventable event where either party has no fault which makes it impossible to perform this Agreement.

2. Loss of legal capacity to perform this Agreement by either party.

3. Breach of contract by either party, which has seriously affected the economic interests of the non-defaulting party, therefore makes it unnecessary to perform this Agreement.

4. Change in circumstances, the Agreement shall be amended or terminated by negotiation and mutual consent between both parties.

Article 6: Liability of Default

The Agreement shall have equal legal effects on both parties. If any party is in default of the obligations or representations and warranties hereunder (the “Default”), except for the exemptions provided by laws and regulations, the defaulting party shall pay the non-defaulting party damages in the amount of 10 percent of the Purchase Price (the “Damages”). In the event that the economic losses of the non-defaulting party caused by the Default are greater than the Damages, the defaulting party shall be liable for the difference between the actual losses and the Damages.

Article 7: Dispute Settlement

1. Any dispute with respect of the effectiveness, performance, default or termination of the Agreement shall be resolved through friendly negotiation between both parties.

2. If any provision or any content of this Agreement is held to be invalid, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the invalid provision. .

3. If no consensus can be reached with respect to any dispute, either party may apply for arbitration or file a claim in people's courts.

Article 8 : Applicable Laws

This agreement and related documents and all the rights and obligations, the validity and the performance thereunder shall be governed and interpreted in accordance with the laws of People’s Republic of China.

Article 9: The Date and Venue of Entry of the Agreement

This Equity Interest Transfer Agreement is fully executed by both parties on October 27, 2008 at 119 Yu Yang Road, Tianjin, North China (the third floor conference room of Tianjin Huaneng Energy Equipment Co., Ltd.,).

Article 10: Effectiveness of the Agreement

The Agreement shall come into effect on the date of the execution.

Article 11: This Agreement shall be executed in four copies. Each party shall hold one respectively. One will be filed with the Administrative Bureau of Industry and Commerce, and another will be kept for the record of Tianjin Huaneng Corporation. Such four copies shall have equal force and effect.

Representative(s) of the Transferors (signature or seal):

Transferee (Seal): Deli Solar Technology Development (Beijing) Co., Ltd.
(Beijing) Co., Ltd.

Legal Representative
or Authorized Agent: /s/ Mr. Deli Du

October 27, 2008

ANNEX